NJ TEAMSTERS FC, LLC

FINANCIAL STATEMENT FOR THE PERIOD ENDED December 31, 2019 AND 2018

WITH INDEPENDENT ACCOUNTANT'S COMPILATION REPORT

TABLE OF CONTENTS



FOUR BROTHERS FINANCIAL, LLC

3171 Route 9 North - #282, Old Bridge, NJ 08857
PHONE: (732) 510-1977   FAX: (732) 354-4496

Independent Accountants' Compilation Report
08/23/2020

Stakeholders of NJ Teamsters FC LLC
63 West 30th St. # 102
Bayonne, NJ 07002

We have compiled the accompanying balance sheet of NJ Teamsters FC LLC, as of December 31st 2019 and December 31st 2018 , and the related profit and loss, cash flow statement and statement of retained equity. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or provide any assurance about whether the financial statements are in accordance with accounting principles generally accepted in the United States of America.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the compilations in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. The objective of a compilation is to assist management in presenting financial information in the form of financial statements without undertaking to obtain or provide any assurance that there are no material modifications that should be made to the financial statements.

DocuSigned by:

6B983B308B9F4E4...

Gary Mehta, CPA
Four Brothers Financial
3171 Route 9 North, Suite 282
Old Bridge, NJ 08857

NJ TEAMSTERS FC LLC
Balance Sheet
As of December 31, 2019 and December 31, 2018

	Dec 31, 19	Dec 31, 18
ASSETS		
Current Assets		
Checking/Savings		
Checking Account	22,214.70	78.38
Total Checking/Savings	22,214.70	78.38
Total Current Assets	22,214.70	78.38
Other Assets		
Trademark	275.00	275.00
Total Other Assets	275.00	275.00
TOTAL ASSETS	**22,489.70**	**353.38**
LIABILITIES & EQUITY		
Equity		
Members Draw	-8,579.00	0.00
Members Equity	47,961.00	11,054.00
Retained Earnings	78.38	78.38
Net Income	-16,970.68	-10,779.00
Total Equity	22,489.70	353.38
TOTAL LIABILITIES & EQUITY	**22,489.70**	**353.38**

NJ TEAMSTERS FC LLC
Profit & Loss
January through December 2019 and 2018

	Jan - Dec 19	Jan - Dec 18
Ordinary Income/Expense		
Income		
Sales	29,492.24	19,055.00
Total Income	29,492.24	19,055.00
Expense		
Advertising and Promotion	0.00	395.00
Automobile Expense	1,103.47	1,199.00
Bank Service Charges	643.07	750.00
Coaching	0.00	1,500.00
Commentator	300.00	0.00
Commission and Fees	0.00	2,402.00
Computer and Internet Expenses	186.64	0.00
Consultants	2,800.00	0.00
DJ / Entertainment	0.00	1,630.00
Donations	200.00	0.00
Dues and Subscriptions	0.00	441.00
Equipment Rental	489.90	2,787.00
Food for Opposition Team	584.66	0.00
Head Coach	7,812.00	0.00
Insurance Expense	0.00	160.00
Legal Fees	470.38	0.00
Licenses, Fees, Permits	409.60	0.00
Marketing Expense	5,022.69	0.00
Meals and Entertainment	0.00	1,750.00
Meetings Expense	2,067.57	0.00
Music - DJ	1,300.00	0.00
Office & Postage Expense	0.00	739.00
Other Expense	75.00	0.00
Photography & Video	0.00	735.00
Postage & Shipping Expense	76.43	0.00
Printing Expense	283.95	0.00
Professional Fees	1,365.00	1,942.00
Publication/Dues Expense	2,035.32	0.00
Referee Fee	1,829.00	0.00
Referee Fees	0.00	222.00
Rent Expense	1,525.00	0.00
Security	700.00	1,801.00
Storage Expense	711.76	0.00
Subcontractors	0.00	1,312.00
Supplies	3,306.78	8,807.00
Telephone Expense	496.13	126.00
Travel Expense	7,222.54	3,742.00
Uniforms	1,883.09	1,020.00

NJ TEAMSTERS FC LLC
Profit & Loss
January through December 2019 and 2018

	Jan - Dec 19	Jan - Dec 18
Utilities	487.00	15.00
Website	1,075.94	0.00
Total Expense	46,462.92	33,475.00
Net Ordinary Income	-16,970.68	-14,420.00
Other Income/Expense		
Other Income		
Other Income	0.00	3,641.00
Total Other Income	0.00	3,641.00
Net Other Income	0.00	3,641.00
Net Income	**-16,970.68**	**-10,779.00**

NJ TEAMSTERS FC LLC
Statement of Retained Earnings
December 2019 and December 2018

	Units		Contributions	Retained Earnings	
	Shares	Amount	(Distributions)	(Accumulated Deficit)	Total
Balance at January 31, 2018	100	$ 1	$ 100.00	$ 78.38	$ 178.38
Unit contribution			$ 10,679.00		$ 10,679.00
Net income				(10,779.00)	$ 10,779.00
Balance at December 31, 2018	100	$ 11	$ 10,779.00	$ (10,700.62)	$ 78.38
Unit contribution	-	-	$ 39,382.00	-	$ 39,382.00
Net income	-	-	-	(16,970.68)	$ (16,970.68)
Balance at December 31, 2019	100	$ 1	$ 50,161	$ (27,671.30)	$ 22,489.70

NJ TEAMSTERS FC LLC
Statement of Cash Flows
January through December 2019 and December 2018

	Jan - Dec 19	Jan - Dec 18
OPERATING ACTIVITIES		
Net Income	-16,970.68	-10,779.00
Net cash provided by Operating Activities	-16,970.68	-10,779.00
INVESTING ACTIVITIES		
Trademark	0.00	-275.00
Net cash provided by Investing Activities	0.00	-275.00
FINANCING ACTIVITIES		
Members Equity	-8,579.00	11,054.00
Retained Earnings	47,686.00	78.38
Net cash provided by Financing Activities	39,107.00	11,132.38
Net cash increase for period	22,136.32	78.38
Cash at beginning of period	78.38	0.00
Cash at end of period	**22,214.70**	**78.38**

NJ TEAMSTERS FC LLC
Notes to Financial Statements
December 2019 and December 2018

1. **Summary of Significant Accounting Policies**

The Company
NJ Teamsters FC, LLC (the "Company") was incorporated in the State of New Jersey on March 30, 2017. The Company is headquartered in Bayonne, New Jersey and as is doing business as NJ Teamsters FC.

NJ Teamsters FC an American professional soccer club based in Bayonne, NJ and is set to begin play in the National Independent Soccer Association starting in 2021. The team formerly played in the United Premier Soccer League.

Going Concern
Since Inception, the Company has relied on funds from owner to fund its operations. As of December 31, 2019, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2019, and 2018, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2019, and 2018, the Company is operating as a going concern.

NJ TEAMSTERS FC LLC
Notes to Financial Statements
December 2019 and December 2018

1. **Summary of Significant Accounting Policies (continued)**

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Intangible Assets
In accordance with FASB ASC 720, organizational costs, including accounting fees, Trademark fees, legal fee, and costs of incorporation, are expensed as incurred.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

NJ TEAMSTERS FC LLC
Notes to Financial Statements
December 2019 and December 2018

1. **Summary of Significant Accounting Policies (continued)**

Income Taxes
The Company has elected to be treated as a sole proprietorship for federal income tax purposes. Pursuant to an being a flow through entity under Subchapter S of the Internal Revenue Code, the Company's earnings are included on the stockholders' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes.

The Company applies ASC 740, Income Taxes for applying criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2019, and 2018 the Company had recognized sales of $29,492.24 and $19,055, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, trademark fees, legal fee, and costs of incorporation are expensed as incurred.

New Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

2. **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Equity**

Common Stock
The Company has authorized 100 shares of its common stock with a par value of $1. Of those shares, 100 have been issued at December 31, 2019 and 2018.

4. **Going Concern**

NJ TEAMSTERS FC LLC
Notes to Financial Statements
December 2019 and December 2018

These financial statements are prepared on a going concern basis. The Company registered on March 30, 2017 and has established and presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

5.   **Subsequent Events**

The Company has evaluated subsequent events through August 23, 2020, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.